Exhibit 99.1

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Triton International Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triton International Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of residual values of leasing equipment

As discussed in Note 2 to the consolidated financial statements, the net book value of leasing equipment as of December 31, 2022 was $9.5 billion. Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. To determine the residual values of leasing equipment, the Company evaluates historical disposal experience and expectations of future used container sales prices.

We identified the assessment of residual values of leasing equipment as a critical audit matter. Subjective auditor judgment was required given the measurement uncertainty of the residual values of leasing equipment. Specifically, auditor judgment was required to evaluate the identification and support for trends affecting future used container sales prices.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's residual value estimation process, including controls over the key assumption used to estimate residual values of leasing equipment. We tested historical used container sales of the Company by examining historical sales invoices and considered their relevance and reliability to the residual values of leasing equipment. We assessed the mathematical accuracy of the historical average selling prices. We compared the historical average selling prices to current residual values. We compared identified trends in certain used container sales prices from published industry reports to trends identified by the Company within its historical data and evaluated the Company's determination of the effect of those trends on current residual value estimates. We compared the estimated residual values of certain containers to publicly available peer data.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York

February 14, 2023

F-3

TRITON INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS:
Leasing equipment, net of accumulated depreciation of $4,289,259 and $3,919,181	$9,530,396	$10,201,113
Net investment in finance leases	1,639,831	1,558,290
Equipment held for sale	138,506	48,746
Revenue earning assets	11,308,733	11,808,149
Cash and cash equivalents	83,227	106,168
Restricted cash	103,082	124,370
Accounts receivable, net of allowances of $2,075 and $1,178	226,554	294,792
Goodwill	236,665	236,665
Lease intangibles, net of accumulated amortization of $291,837 and $281,340	6,620	17,117
Other assets	28,383	50,346
Fair value of derivative instruments	115,994	6,231
Total assets	$12,109,258	$12,643,838
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$11,817	$429,568
Fair value of derivative instruments	2,117	48,277
Deferred revenue	333,260	92,198
Accounts payable and other accrued expenses	71,253	70,557
Net deferred income tax liability	411,628	376,009
Debt, net of unamortized costs of $55,863 and $63,794	8,074,820	8,562,517
Total liabilities	8,904,895	9,579,126
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 270,000,000 shares authorized, 81,383,024 and 81,295,366 shares issued, respectively	814	813
Undesignated shares, $0.01 par value, 800,000 shares authorized, no shares issued and outstanding	—	—
Treasury shares, at cost, 24,494,785 and 15,429,499 shares, respectively	(1,077,559)	(522,360)
Additional paid-in capital	909,911	904,224
Accumulated earnings	2,531,928	2,000,854
Accumulated other comprehensive income (loss)	109,269	(48,819)
Total shareholders' equity	3,204,363	3,064,712
Total liabilities and shareholders' equity	$12,109,258	$12,643,838

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

F-4

TRITON INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Leasing revenues:
Operating leases	$1,564,486	$1,480,495	$1,276,697
Finance leases	115,200	53,385	31,210
Total leasing revenues	1,679,686	1,533,880	1,307,907

Equipment trading revenues	147,874	142,969	85,780
Equipment trading expenses	(131,870)	(108,870)	(70,981)
Trading margin	16,004	34,099	14,799

Net gain on sale of leasing equipment	115,665	107,060	37,773

Operating expenses:
Depreciation and amortization	634,837	626,240	542,128
Direct operating expenses	42,381	26,860	93,690
Administrative expenses	93,011	89,319	80,532
Provision (reversal) for doubtful accounts	(3,102)	(2,475)	2,768
Total operating expenses	767,127	739,944	719,118
Operating income (loss)	1,044,228	935,095	641,361
Other expenses:
Interest and debt expense	226,091	222,024	252,979
Unrealized (gain) loss on derivative instruments, net	(343)	—	286
Debt termination expense	1,933	133,853	24,734
Other (income) expense, net	(1,182)	(1,379)	(4,657)
Total other expenses	226,499	354,498	273,342
Income (loss) before income taxes	817,729	580,597	368,019
Income tax expense (benefit)	70,807	50,357	38,240
Net income (loss)	$746,922	$530,240	$329,779
Less: dividend on preferred shares	52,112	45,740	41,362
Net income (loss) attributable to common shareholders	$694,810	$484,500	$288,417
Net income per common share—Basic	$11.25	$7.26	$4.18
Net income per common share—Diluted	$11.19	$7.22	$4.16
Cash dividends paid per common share	$2.65	$2.36	$2.13
Weighted average number of common shares outstanding—Basic	61,778	66,728	69,051
Dilutive restricted shares	322	340	294
Weighted average number of common shares outstanding—Diluted	62,100	67,068	69,345

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

F-5

TRITON INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income (loss)	$746,922	$530,240	$329,779
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	157,647	55,599	(123,357)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	1,168	28,722	21,927
Foreign currency translation adjustment	(727)	(105)	28
Other comprehensive income (loss), net of tax	158,088	84,216	(101,402)
Comprehensive income	$905,010	$614,456	$228,377
Less:
Dividend on preferred shares	52,112	45,740	41,362
Comprehensive income attributable to common shareholders	$852,898	$568,716	$187,015

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$10,509	$3,586	$(10,694)
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(908)	$1,916	$1,144

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

F-6

TRITON INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share amounts)

							Add'l		Accumulated Other
	Preferred Shares		Common Shares		Treasury Shares		Paid in	Accumulated	Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Equity
Balance as of December 31, 2019	16,200,000	$405,000	80,979,833	$810	8,771,345	$(278,510)	$902,725	$1,533,845	$(31,633)	$2,532,237
Issuance of preferred shares, net of offering expenses	6,000,000	150,000	—	—	—	—	(5,140)	—	—	144,860
Share-based compensation	—	—	225,499	3	—	—	9,893	—	—	9,896
Treasury shares acquired	—	—	—	—	5,129,981	(158,312)	—	—	—	(158,312)
Share repurchase to settle shareholder tax obligations	—	—	(53,609)	(1)	—	—	(2,155)	—	—	(2,156)
Net income (loss)	—	—	—	—	—	—	—	329,779	—	329,779
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(101,402)	(101,402)
Common shares dividend declared (2.13 per share)	—	—	—	—	—	—	—	(148,021)	—	(148,021)
Preferred shares dividend declared	—	—	—	—	—	—	—	(40,933)	—	(40,933)
Balance as of December 31, 2020	22,200,000	$555,000	81,151,723	$812	13,901,326	$(436,822)	$905,323	$1,674,670	$(133,035)	$2,565,948
Issuance of preferred shares, net of offering expenses	7,000,000	175,000	—	—	—	—	(6,177)	—	—	168,823
Share-based compensation	—	—	231,383	2	—	—	9,363	—	—	9,365
Treasury shares acquired	—	—	—	—	1,528,173	(85,538)	—	—	—	(85,538)
Share repurchase to settle shareholder tax obligations	—	—	(87,740)	(1)	—	—	(4,285)	—	—	(4,286)
Net income (loss)	—	—	—	—	—	—	—	530,240	—	530,240
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	84,216	84,216
Common shares dividend declared (2.36 per share)	—	—	—	—	—	—	—	(158,735)	—	(158,735)
Preferred shares dividend declared	—	—	—	—	—	—	—	(45,321)	—	(45,321)
Balance as of December 31, 2021	29,200,000	$730,000	81,295,366	$813	15,429,499	$(522,360)	$904,224	$2,000,854	$(48,819)	$3,064,712
Share-based compensation	—	—	198,367	2	—	—	12,510	—	—	12,512
Treasury shares acquired	—	—	—	—	9,065,286	(555,199)	—	—	—	(555,199)
Share repurchase to settle shareholder tax obligations	—	—	(110,709)	(1)	—	—	(6,823)	—	—	(6,824)
Net income (loss)	—	—	—	—	—	—	—	746,922	—	746,922
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	158,088	158,088
Common shares dividend declared ($2.65 per share)	—	—	—	—	—	—	—	(163,736)	—	(163,736)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Balance as of December 31, 2022	29,200,000	$730,000	81,383,024	$814	24,494,785	$(1,077,559)	$909,911	$2,531,928	$109,269	$3,204,363

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

F-7

TRITON INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:
Net income (loss)	$746,922	$530,240	$329,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	634,837	626,240	542,128
Amortization of deferred debt cost and other debt related amortization	11,112	11,603	12,973
Lease related amortization	11,285	17,654	23,878
Share-based compensation expense	12,512	9,365	9,896
Net (gain) loss on sale of leasing equipment	(115,665)	(107,060)	(37,773)
Unrealized (gain) loss on derivative instruments	(343)	—	286
Debt termination expense	1,933	133,853	24,734
Deferred income taxes	26,018	43,077	35,662
Changes in operating assets and liabilities:
Accounts receivable	44,119	(50,336)	(9,955)
Deferred revenue	287,328	83,600	90
Accounts payable and accrued expenses	4,620	(6,860)	(28,360)
Net equipment sold (purchased) for resale activity	(93)	7,606	14,503
Cash received (paid) for settlement of interest rate swaps	19,026	5,497	(5,074)
Cash collections on finance lease receivables, net of income earned	180,075	74,117	78,333
Other assets	21,182	26,568	(47,348)
Net cash provided by (used in) operating activities	1,884,868	1,405,164	943,752
Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(943,062)	(3,434,394)	(744,129)
Proceeds from sale of equipment, net of selling costs	296,737	217,078	255,104
Other	(638)	(70)	8
Net cash provided by (used in) investing activities	(646,963)	(3,217,386)	(489,017)
Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	—	169,488	145,275
Purchases of treasury shares	(554,095)	(82,528)	(158,312)
Debt issuance costs	(10,162)	(42,631)	(26,814)
Borrowings under debt facilities	1,952,600	8,690,006	3,495,445
Payments under debt facilities and finance lease obligations	(2,449,367)	(6,635,987)	(3,737,150)
Dividends paid on preferred shares	(52,112)	(45,321)	(40,933)
Dividends paid on common shares	(162,174)	(157,312)	(146,476)
Other	(6,824)	(4,951)	(2,746)
Net cash provided by (used in) financing activities	(1,282,134)	1,890,764	(471,711)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(44,229)	$78,542	$(16,976)
Cash, cash equivalents and restricted cash, beginning of period	230,538	151,996	168,972
Cash, cash equivalents and restricted cash, end of period	$186,309	$230,538	$151,996
Supplemental disclosures:
Interest paid	$208,714	$211,412	$244,280
Income taxes paid (refunded)	$47,010	$7,933	$2,191
Right-of-use asset for leased property	$907	$2,517	$543
Supplemental non-cash investing activities:
Equipment purchases payable	$11,817	$429,568	$191,777

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

F-8

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. The Company's registered office is located in Bermuda.

The consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. The equity method of accounting is applied when the Company does not have a controlling interest in an entity but exerts significant influence over the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long lived assets, provision for income tax, allowance for doubtful accounts, share-based compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Segment Reporting

The Company conducts its business activities in one industry, intermodal transportation equipment, and has two reporting segments, Equipment leasing and Equipment trading. The Company also segregates total equipment leasing revenues and total equipment trading revenues by geographic location based upon the primary domicile of the Company's customers.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. The Company's largest customer accounted for 20%, 21%, and 22% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% and 26% of its accounts receivable as of December 31, 2022 and 2021, respectively. The Company's second largest customer accounted for 17%, 16%, and 14% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% of its accounts receivable as of both December 31, 2022 and 2021. The Company's third largest customer accounted for 11%, 10%, and 9% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% and 5% of its accounts receivable as of December 31, 2022 and 2021, respectively.

Other financial instruments that are exposed to concentration of credit risk are cash and cash equivalents, and restricted cash balances. Cash and cash equivalents, and restricted cash are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such deposits.

F-9

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value Measurements

Fair value represents the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value may require an entity to make significant judgments or develop assumptions about market participants to reflect risks specific to the asset being valued. The Company uses the following fair value hierarchy when selecting inputs for its valuation techniques, with the highest priority given to Level 1:

•      Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

•      Level 2—inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

•      Level 3—unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Cash and cash equivalents, restricted cash, accounts receivable, equipment purchases payable and accounts payable carrying amounts approximate fair values because of the short-term nature of these instruments. The Company's other financial and non-financial assets, which include leasing equipment, net investment in finance leases, intangible assets and goodwill, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required, the Company may determine that these assets should be written down to their fair value after completing an evaluation.

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, please refer to Note 3 - "Equipment Held for Sale", Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments having original maturities of three months or less at the time of purchase.

Restricted Cash

The Company's restricted cash relates to amounts held at financial institutions pursuant to certain debt arrangements. The restricted cash balances represent cash proceeds collected and required to be used to pay debt service and other related expenses.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is estimated based upon a review of the collectability of its receivables. This review is based on the risk profile of the receivables, credit quality indicators such as the level of past-due amounts and economic conditions. Generally, the Company does not require collateral on accounts receivable balances. An account is considered past due when a payment has not been received in accordance with the contractual terms. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance for doubtful accounts is intended to provide for losses in the receivables, and requires the application of estimates and judgments as to the outcome of collection efforts, among other things. The Company believes its allowance for doubtful accounts is adequate to provide for credit losses inherent in its existing receivables.

For our net investment in finance leases and accounts receivable for sales of equipment, the Company measures expected credit loss by evaluating the overall credit quality of its customers. Expected credit losses for these financial assets are estimated using historical experience which includes multiple economic cycles, customer payment history, management's assessment of the customer's financial condition, and consideration of current conditions and reasonable forecasts.

F-10

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net Investment in Finance Leases

The Company has entered into various lease agreements that qualify as finance leases. These leases are long-term in nature, ranging for a period of three to fourteen years, and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised. At the inception of a finance lease, a net investment is recorded based on the gross investment (representing the total future minimum lease payments plus the estimated residual value), net of unearned income. Unearned income represents the excess of the gross investment over the fair value of the leased equipment at lease commencement. Any gain or loss is recognized at commencement and recorded in Net gain on sale of leasing equipment.

Leasing Equipment

The Company purchases new equipment from manufacturers for the purpose of leasing to customers. The Company also purchases used equipment with the intention of selling in one or more years from the date of purchase.

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. Capitalized costs for new equipment include the manufactured cost of the equipment, inspection, delivery, and associated costs incurred in moving the equipment from the manufacturer to the initial on-hire location. Repair and maintenance costs that do not extend the lives of the leasing equipment are charged to direct operating expenses at the time the costs are incurred.

The estimated useful lives and residual values of the Company's leasing equipment are based on the Company's expectations for future used container sale prices. The Company evaluates estimates used in its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation estimates for useful lives or the assigned residual values of its equipment is warranted. For 2022, the Company completed its annual depreciation policy assessment during the fourth quarter and concluded no change was necessary.

The estimated useful lives and residual values for each major equipment type for the periods indicated below were as follows:

	As of December 31, 2022 and 2021
Equipment Type	Depreciable Life	Residual Value
Dry containers
20-foot dry container	13 years	$1,000
40-foot dry container	13 years	$1,200
40-foot high cube dry container	13 years	$1,400
Refrigerated containers
20-foot refrigerated container	12 years	$2,350
40-foot high cube refrigerated container	12 years	$3,350
Special containers
40-foot flat rack container	16 years	$1,700
40-foot open top container	16 years	$2,300
Tank containers	20 years	$3,000
Chassis	20 years	$1,200

Depreciation on leasing equipment commences on the date of initial on-hire.

For leasing equipment purchased for resale that may be leased for a period of time, the Company adjusts its estimates for remaining useful life and residual values based on our expectations for how long the equipment will remain on-hire to the current lessee and the expected sales market for older containers when these units are redelivered.

F-11

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The net book value of the Company's leasing equipment by equipment type as of the dates indicated was (in thousands):

	December 31, 2022	December 31, 2021
Dry container	$7,550,616	$8,087,346
Refrigerated container	1,364,012	1,556,673
Special container	287,106	297,925
Tank container	112,166	102,220
Chassis	216,496	156,949
Total	$9,530,396	$10,201,113

Included in the amounts above are units not on lease at December 31, 2022 and 2021 with a total net book value of $525.4 million and $391.3 million, respectively.

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates and expected disposal prices of the equipment. The Company considers the assumptions on expected utilization and the remaining useful life to have the greatest impact on its estimate of future undiscounted cash flows. These estimates are principally based on the Company's historical experience and management's judgment of market conditions.

The Company has not record any impairment charges related to leasing equipment for the years ended December 31, 2022, 2021, and 2020.

Equipment Held for Sale

When leasing equipment is returned off lease, the Company makes a determination of whether to repair and re-lease the equipment or sell the equipment. At the time the Company determines that equipment will be sold, it reclassifies the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value less costs to sell or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain on sale of leasing equipment. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded in Net gain on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.

Equipment recorded within our equipment trading segment is also included in Equipment held for sale. Gains and losses resulting from the sale of this equipment is recorded in Trading margin, and cash flows associated with the sale of this equipment are classified as cash flows from operating activities.

Operating Leases

The Company leases office space and office equipment and evaluates whether these leases are classified as operating or financing at the inception of the lease. The classification is based on certain assumptions that require judgment, such as the asset's fair value, the asset's estimated residual value, the interest rate implicit in the lease, and the asset's economic useful life.

F-12

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For operating leases, the Company records a lease liability based on the present value of the remaining minimum payments and a corresponding right-of-use ("ROU") asset. The Company uses its estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The benefits of lease incentives, including rent-free or reduced rent periods, and the cost of future rent escalations are recognized on a straight-line basis over the term of the lease. A lease liability and a corresponding ROU asset are not recognized when, at the commencement date of the lease, the term is 12 months or less.

Property, Furniture and Equipment

Costs of major additions of property, furniture, equipment and improvements are capitalized and are included in Other assets on the Consolidated Balance Sheets. The original cost is depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the leased assets. Other fixed assets, which consist primarily of computer software and hardware, are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives, which range from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred.

Goodwill

Goodwill is tested for impairment at least annually on October 31 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to the Company's reporting units, which are the same as its reporting segments.

In evaluating goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among the relevant events and circumstances that affect the fair value of reporting units, the Company considers individual factors such as macroeconomic conditions, changes in its industry and the markets in which the Company operates, as well as its reporting units' historical and expected future financial performance. If, after assessing the totality of events and circumstances, the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, then the quantitative goodwill impairment test is unnecessary. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit is less than its fair value, no impairment exists. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company elected to perform the qualitative assessment for its evaluation of goodwill impairment during the year ended December 31, 2022 and concluded there was no impairment. The Company has not recorded any impairment charges related to goodwill for the years ended December 31, 2022, 2021, and 2020.

Intangible Assets

Intangible assets with finite useful lives such as acquired lease intangibles are initially recorded at fair value and are amortized over their respective estimated useful lives and subsequently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company has not recorded any impairment charges related to intangible assets for the years ended December 31, 2022, 2021, and 2020.

Revenue Recognition

Lease Classification

We determine the classification of a lease at its inception as either operating leases or finance leases. If the provisions of the lease change after lease inception, other than by renewal or extension, we evaluate whether that change may have resulted in a different lease classification had the change been in effect at inception. If so, the revised agreement is considered a new lease for lease classification purposes. The classification of the lease as either an operating lease or finance lease will impact revenue recognition.

F-13

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating Leases with Customers

The Company enters into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo equipment. Long-term leases provide customers with specified equipment for a specified term. The Company's leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from five to eight or more years. Revenues are recognized on a straight-line basis over the life of the respective lease. Revenue from advance billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire, but allow the lessee to pick-up and drop-off units at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of equipment units on-hire for a given period. Revenue from customers considered to be non-performing is deferred and recognized when the amounts are received.

The Company recognizes billings to customers for damages and certain other operating costs as leasing revenue when earned based on the terms of the contractual agreements with the customer.

Finance Leases with Customers

The Company enters into finance leases as lessor for some of the equipment in its fleet. At the inception of the lease, the Company records the total future minimum lease payments plus the estimated residual value, net of executory costs, if any. Cash deposits reduce the net finance lease receivable and are recorded on the statement of cash flows as deferred revenue within operating activities. The net investment in finance leases represents the receivables due from lessees, net of unearned income and amounts previously billed, which are included in accounts receivable. Unearned income, which also includes any initial direct costs, is recognized on a constant yield basis over the lease term and is recorded as leasing revenue. The Company's finance leases are usually long-term in nature and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised.

Equipment Trading Revenues and Expenses

Equipment trading revenues represent the proceeds from the sale of equipment purchased for resale and are recognized as units are sold. The related expenses represent the cost of equipment sold as well as other selling costs that are recognized as incurred and are reflected as equipment trading expenses on the Consolidated Statements of Operations.

Direct Operating Expenses

Direct operating expenses are directly related to the Company's equipment under and available for lease. These expenses primarily consist of the Company's costs to repair and maintain the equipment, to reposition the equipment and to store the equipment when it is not on lease. These costs are recognized when incurred. Certain positioning costs may be capitalized when incurred to place new equipment on an initial lease.

Debt Costs

Debt costs represent the fees incurred in connection with debt obligation arrangements. These costs are capitalized and amortized using the effective interest method or on a straight-line basis over the term of the related obligation, depending on the type of debt obligation to which they relate. Unamortized debt costs may be written off when the related debt obligations are refinanced or extinguished prior to maturity.

Derivative Instruments

The Company primarily uses derivatives in the management of its interest rate exposure on its long-term borrowings. The Company records derivative instruments on its balance sheet at fair value and establishes criteria for both the designation and effectiveness of hedging activities.

The Company has entered into interest rate swap agreements with certain financial institutions. The interest rate swap agreements require the Company to make payments to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Interbank Offered Rate ("LIBOR") or the Secured Overnight Financing Rate ("SOFR").

F-14

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. The change in fair value of the derivative instruments designated as a cash flow hedge are recorded on the Consolidated Balance Sheets in accumulated other comprehensive income (loss) and are re-classified to interest and debt expense when the hedged interest payments are recognized. The change in fair value of non-designated derivative instruments is recorded in the Consolidated Statements of Operations as unrealized (gain) loss on derivative instruments, net.

Income Taxes

The Company uses the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities based on the expected future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any change in the tax rate which has an effect on deferred tax assets and liabilities is recognized as an increase or decrease to income in the period that includes the enactment date of the law that resulted in the change in tax rate.

The Company recognizes the effect of income tax positions which are more-likely-than-not of being sustained.  If a position does not meet the more-likely-than-not criteria, the Company records a reserve against the tax position such that a tax benefit is recognized only in the amount that has a greater than 50% likelihood of being recognized.  The full impact of any change in recognition or measurement of an uncertain tax position is reflected in the period in which such change occurs. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Foreign Currency Translation and Re-measurement

The Company uses the U.S. dollar as its reporting currency. The net assets and operations that are denominated in foreign currency and are subject to foreign currency translation included in the consolidated financial statements are attributable primarily to the Company's U.K. subsidiary. The accounts of this subsidiary have been converted at rates of exchange in effect at year end as to balance sheet accounts and at the annual weighted average exchange rates for the statements of operations accounts. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in shareholders' equity as accumulated other comprehensive (loss) income.

The Company also has certain cash accounts, certain finance lease receivables and certain obligations that are denominated in currencies other than the Company's functional currency. These assets and liabilities are generally denominated in euros or British pounds, and are re-measured at each balance sheet date at the exchange rates in effect as of those dates. The impact of changes in exchange rates on the re-measurement of assets and liabilities are included in administrative expenses on the Consolidated Statements of Operations. The Company recorded a loss of $2.0 million, a loss of $1.0 million and a gain of $0.4 million in net foreign currency exchange gains or losses for the years ended December 31, 2022, 2021 and 2020, respectively.

Share-based Compensation

The Company measures and recognizes share-based awards granted to employees based on the grant date fair value. Share-based awards may be subject to forfeiture if certain employment conditions are not met. The Company has elected to account for forfeitures as they occur. Time based awards are measured at the grant date and are recognized as compensation expense over the employee's requisite service period, generally the vesting period of the equity award, on a straight-line basis. Performance-based awards are recognized as compensation expense over the requisite service period when satisfaction of the performance condition is considered probable. The Company also grants share-based awards to non-employee directors that vest immediately and are recognized as compensation expense based on the grant date fair value.

Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Any potential issuance of common shares, including those that are contingent and do not participate in dividends, are excluded from the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if securities exercisable or convertible into common shares were exercised or converted into common shares, utilizing the treasury share method.

F-15

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company excluded a de minimus amount of anti-dilutive restricted common shares from its calculation of diluted earnings per share for the years ended December 31, 2022, 2021, and 2020.

Recently Adopted Accounting Standards Updates

Lessors - Certain Leases with Variable Lease Payments

In July 2021, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2021-05, Lease (Topic 842): Lessors - Certain Leases with Variable Lease Payments. This guidance amends the lease classification accounting for lessors on certain leases with variable lease payments that do not depend on a reference index or a rate. The Company did not have such leases and therefore the Company's adoption of this standard on January 1, 2022 had no impact on its consolidated financial statements.

Note 3—Equipment Held for Sale

The Company's equipment held for sale is recorded at the lower of fair value less cost to sell, or carrying value at the time identified for sale. Fair value is measured using Level 2 inputs and is based predominantly on recent sales prices. An impairment charge is recorded when the carrying value of the asset exceeds its fair value less cost to sell. The following table summarizes the Company's net impairment charges recorded in Net gain on sale of leasing equipment on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,
	2022	2021	2020
Impairment (loss) reversal on equipment held for sale	$(887)	$16	$(3,532)
Gain (loss) on sale of equipment, net of selling costs	116,552	107,044	41,305
Net gain on sale of leasing equipment	$115,665	$107,060	$37,773

Note 4—Intangible Assets

Intangible assets consist of lease intangibles for leases acquired with lease rates above market in a business combination. The following table summarizes the amortization of intangible assets as of December 31, 2022 (in thousands):

Years ending December 31,	Total Intangible Assets
2023	$4,657
2024	1,963
Total	$6,620

Amortization expense related to intangible assets was $10.5 million, $16.5 million, and $22.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 5—Restricted Cash

The components of restricted cash as of December 31, 2022 and December 31, 2021 were as follows (in thousands):

	December 31, 2022	December 31, 2021
Collection accounts	$37,432	$37,372
Trust accounts	16,316	31,628
Other restricted cash accounts	49,334	55,370
Total restricted cash	$103,082	$124,370

F-16

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Collection accounts

The Company maintains bank accounts for collections related to its containers that are financed ("the Collection Accounts"). Cash proceeds collected from leasing and disposition are deposited into the Collection Accounts and all expenses related to the operation of the containers are paid from the Collection Accounts. The Company considers the portion of the Collection Accounts which is being held in trust for the benefit of Asset Backed Securitization ("ABS") noteholders as restricted and the portion of the balance attributable to containers that are unsecured as unrestricted.

Trust accounts

Pursuant to certain debt agreements, cash is transferred from the Collection Accounts to separate accounts (the "Trust Accounts"). The Trust Accounts are maintained by an indenture trustee on behalf of certain ABS noteholders. The cash in the Trust Accounts is used to pay related ABS debt service and related expenses. After such payments, any remaining cash in these accounts is transferred to certain unrestricted bank accounts of the Company and is included in cash and cash equivalents on the Consolidated Balance Sheets.

Other restricted cash accounts

Pursuant to certain asset-backed debt agreements, cash is held at separate accounts in order to maintain an amount equal to projected interest expense for a specified number of months.

Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt:

	December 31, 2022				December 31, 2021
	Outstanding	Contractual			Outstanding
	Borrowings (in	Weighted Avg	Maturity Range(1)		Borrowings (in
	thousands)	Interest Rate(1)	From	To	thousands)
Secured Debt Financings
Asset-backed securitization term instruments	$2,890,467	2.04%	February 2028	February 2031	3,801,777
Asset-backed securitization warehouse	320,000	5.92%	April 2029	April 2029	225,000
Finance lease obligations(2)	—		—	—	15,042
Total secured debt financings	3,210,467				4,041,819
Unsecured Debt Financings
Senior notes	2,900,000	2.11%	August 2023	March 2032	2,300,000
Term loan facilities	1,080,000	5.81%	May 2026	May 2026	1,176,000
Revolving credit facilities	945,000	5.80%	October 2027	October 2027	1,112,000
Total unsecured debt financings	4,925,000				4,588,000
Total debt financings	8,135,467				8,629,819
Unamortized debt costs	(55,863)				(63,794)
Unamortized debt premiums & discounts	(4,784)				(3,508)
Debt, net of unamortized costs	$8,074,820				$8,562,517

(1)	Data as of December 31, 2022.
(2)	On February 1, 2022, the Company exercised an early buyout option and paid $14.9 million of its remaining finance lease obligations.

F-17

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Asset-Backed Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly-owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

On April 29, 2022, the Company extinguished an ABS term note and paid the outstanding balance of $391.3 million. As a result, the Company wrote off $1.3 million of debt related costs.

On September 20, 2022, the Company extinguished an ABS term loan facility and paid the outstanding balance of $186.1 million. As a result, the Company wrote off $0.2 million of debt related costs.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically in level payments over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per U.S. GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three to nine months of interest expense depending on the terms of each facility.

Asset-Backed Securitization Warehouse

Under the Company's ABS warehouse facility, an indirect wholly-owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

On April 27, 2022, the Company amended its existing ABS warehouse facility with $1,125.0 million borrowing capacity to extend the revolving period to April 27, 2025 and change the interest rate to the term SOFR plus 1.60%. After the revolving period, borrowings will convert to term notes with a maturity date of April 27, 2029, paying interest at SOFR plus 2.60%. As part of this transaction, the Company wrote off $0.3 million of debt related costs.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per U.S. GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have maturities ranging from 2 -10 years and interest payments due semi-annually. The senior notes are pre-payable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium in respect to such prepayment.

On January 19, 2022, the Company completed a $600.0 million 3.25% senior notes offering with a maturity date of March 15, 2032.

Term Loan Facility

The Company's term loan facility has a maturity date of May 27, 2026, which amortizes in quarterly installments. On October 26, 2022, the Company amended its term loan facility to change the reference rate from LIBOR to term SOFR. There was no change to the margin over the reference rate as a result of this amendment.

This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a maximum ratio of unencumbered assets to certain financial indebtedness.

F-18

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revolving Credit Facility

On October 26, 2022, the Company amended its revolving credit facility to extend the maturity date to October 26, 2027 and change the reference rate from LIBOR to term SOFR. There was no change to the margin over the reference rate as a result of these amendments. As part of this transaction, the Company wrote off $0.1 million of debt related costs.

The revolving credit facility has a maximum borrowing capacity of $2,000.0 million. This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of December 31, 2022:

	Balance	Contractual			Weighted Avg
	Outstanding (in	Weighted Avg	Maturity Range		Remaining
	thousands)	Interest Rate	From	To	Term
Excluding impact of derivative instruments:
Fixed-rate debt	$5,790,467	2.08%	Aug 2023	Mar 2032	4.5 years
Floating-rate debt	$2,345,000	5.82%	May 2026	Apr 2029	4.1 years

Including impact of derivative instruments:
Fixed-rate debt	$5,790,467	2.08%
Hedged floating-rate debt	1,327,750	3.71%
Total fixed and hedged debt	7,118,217	2.38%
Unhedged floating-rate debt	1,017,250	5.82%
Total debt outstanding	$8,135,467	2.80%

The fair value of total debt outstanding was $7,264.7 million and $8,572.9 million as of December 31, 2022 and December 31, 2021, respectively, and was measured using Level 2 inputs.

As of December 31, 2022, the maximum borrowing levels for the ABS warehouse and the revolving credit facilities are $1,125.0 million and $2,000.0 million, respectively. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these credit facilities at December 31, 2022 was approximately $1,262.3 million.

The Company is subject to certain financial covenants under its debt financings. As of December 31, 2022, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Debt Maturities

At December 31, 2022, the Company's scheduled principal repayments and maturities were as follows (in thousands):

Years ending December 31,
2023	$1,006,636
2024	906,845
2025	429,341
2026	1,736,102
2027	1,340,992
2028 and thereafter	2,715,551
Total debt outstanding	$8,135,467

F-19

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in accumulated other comprehensive income (loss) and reclassified to interest and debt expense when they are realized.

The Company has entered into offsetting $500.0 million notional interest rate cap agreements with substantially similar economic terms related to certain debt facility requirements. These derivatives are not designated as hedging instruments, and because they offset, changes in fair value have an immaterial impact on the financial statements.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities and the amounts payable under certain derivative agreements. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities of the Consolidated Statements of Cash Flows. As of December 31, 2022, the Company posted cash collateral on derivative instruments of $2.0 million.

During the year ended December 31, 2022, the Company terminated the following derivative instruments (in millions):

Derivative Instrument	Date Terminated	Notional Amount	Funds Received (Paid)(1)
Interest rate swap	January 11, 2022	$150.0	$6.0
Interest rate swap	January 11, 2022	$150.0	$6.1
Interest rate cap	April 27, 2022	$200.0	$0.3
Interest rate cap	April 27, 2022	$200.0	$0.2
Interest rate swap	April 29, 2022	$62.5	$1.4
Interest rate swap	April 29, 2022	$100.0	$1.6
Interest rate swap	April 29, 2022	$100.0	$0.9
Interest rate swap	September 20, 2022	$186.1	$2.5

(1)	For interest rate swaps that were originally designated as cash flow hedges, the amounts in accumulated other comprehensive income (loss) will be amortized to debt and interest expense in the Consolidated Statements of Operations over the remaining term of the derivative instruments at time of termination.

Within the next twelve months, we expect to reclassify $41.7 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

On September 30, 2022, the Company entered into an interest rate swap agreement with a scheduled maturity date of September 30, 2025. This contract is indexed to 1 month term SOFR, has a fixed rate of 3.82%, and has a notional amount of $200.0 million.

F-20

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2022, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,327.8	2.22%	4.0 years

(1)	Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $350.0 million and increase the weighted average remaining term to 5.3 years.

The following table summarizes the impact of derivative instruments on the consolidated statements of operations and the consolidated statements of comprehensive income on a pretax basis (in thousands):

		Year Ended December 31,
	Financial statement caption	2022	2021	2020
Non-Designated Derivative Instruments
Realized (gains) losses	Other (income) expense, net	$—	$—	$(224)
Realized (gains) losses	Debt termination expense	$—	$883	$—
Unrealized (gains) losses	Unrealized (gain) loss on derivative instruments, net	$(343)	$—	$286
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$260	$30,638	$23,071
Unrealized (gains) losses	Comprehensive (income) loss	$(168,156)	$(59,185)	$134,051

Fair Value of Derivative Instruments

The Company presents the fair value of derivative financial instruments on a gross basis as a separate line item on the consolidated balance sheet.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR and swap rates and credit risk at commonly quoted intervals). In response to the expected phase out of LIBOR, the Company continues to work with its counterparties to identify an alternative reference rate. Substantially all of the Company's derivative agreements have fallback provisions that would govern their transition to another benchmark, and the Company also adopted various practical expedients which will facilitate the transition.

Note 8—Leases

Lessee

The Company's leases are primarily for multiple office facilities which are contracted under various cancelable and non-cancelable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The weighted average implicit rate was 3.98% and 3.50% for the years ended December 31, 2022 and 2021, respectively and the weighted average remaining lease term was 1.6 years and 2.1 years for the years ended December 31, 2022 and 2021, respectively.

F-21

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	December 31, 2022	December 31, 2021
Right-of-use asset - operating	Other assets	$3,145	$5,099
Lease liability - operating	Accounts payable and other accrued expenses	$3,465	$5,790

Income Statement	Financial statement caption	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating lease cost(1)	Administrative expenses	$3,205	$3,183	$3,005

(1)	Includes short-term leases that are immaterial.

Cash paid for amounts of lease liabilities included in operating cash flows was $3.4 million, $3.3 million, and $3.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following represents our future undiscounted cash flows related to lease liabilities for each of the next five years and thereafter as of December 31, 2022 (in thousands):

Years ending December 31,
2023	$2,509
2024	743
2025	343
2026	—
2027	—
2028 and thereafter	—
Total undiscounted future cash flows related to lease payments	$3,595
Less: imputed interest	(130)
Total present value of lease liability	$3,465

The Company entered into an amended agreement in September 2022 with a non-affiliated third party to relocate office space in Purchase, New York (our principal executive offices) (“New Premises”). The lessor and its agents are currently renovating this new office space and the Company does not have control of this office space during renovations. The New Premises lease is expected to commence in mid-2023 when renovations are completed.

Lessor

Operating Leases

The following is the minimum future rental income as of December 31, 2022 under non-cancelable operating leases, assuming the minimum contractual lease term (in thousands):

Years ending December 31,
2023	$1,049,676
2024	897,993
2025	762,561
2026	602,042
2027	474,552
2028 and thereafter	1,416,675
Total	$5,203,499

F-22

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2022, the Company has deferred revenue balances related to operating leases with uneven payment terms. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2023	$74,003
2024	76,534
2025	65,793
2026	42,768
2027	16,370
2028 and thereafter	57,792
Total	$333,260

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	December 31, 2022	December 31, 2021
Future minimum lease payment receivable(1)	$2,161,192	$2,122,165
Estimated residual receivable(2)	218,004	205,994
Gross finance lease receivables(3)	2,379,196	2,328,159
Unearned income(4)	(739,365)	(769,869)
Net investment in finance leases(5)	$1,639,831	$1,558,290

(1)	There were no executory costs included in gross finance lease receivables as of December 31, 2022 and December 31, 2021.
(2)	The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3)	The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)	There were no unamortized initial direct costs as of December 31, 2022 and December 31, 2021.
(5)	One major customer represented 90% and 91% of the Company's finance lease portfolio as of December 31, 2022 and 2021, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those years.

Maturities of the Company's gross finance lease receivables subsequent to December 31, 2022 are as follows (in thousands):

Years ending December 31,
2023	$219,325
2024	211,258
2025	208,939
2026	205,053
2027	172,778
2028 and thereafter	1,361,843
Total	$2,379,196

The Company’s finance lease portfolio lessees are primarily comprised of the largest international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

During 2022, there was a default on certain finance leases in our portfolio for which the full amount is not expected to be recovered, and the Company recognized a net impairment charge of $5.9 million which is recorded in the provision for doubtful

F-23

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accounts in the Consolidated Statements of Operations. At the time of default, the net investment in finance lease was re-classified to leasing equipment on the Consolidated Balance Sheet.

The Company has reviewed the remaining finance lease portfolio for expected credit losses considering the factors noted above for each lessee, and based on its assessment as of December 31, 2022, further credit losses are not expected in the portfolio. As of December 31, 2022 and December 31, 2021, the Company does not have an allowance on its gross finance lease receivables and does not have any material past due balances.

Also included in the provision for doubtful accounts is a benefit of $9.0 million related to the settlement and recovery of amounts due from customers that had defaulted a number of years ago.

Note 9—Share-Based Compensation

The Company's 2016 Equity Incentive Plan ("2016 Equity Plan") provides for the granting of service-based and performance-based restricted shares and units to executives, employees and directors. The maximum aggregate number of shares and units that may be issued under the 2016 Equity Plan is 5,000,000 common shares and units. Any awards issued under the 2016 Equity Plan that are forfeited by the participant, will become available for future grant under the 2016 Equity Plan.

The following table summarizes the Company's restricted share activity for the year ended December 31, 2022:

	Number of Shares	Weighted Average Fair Value
Non-vested balance at December 31, 2021	598,429	$40.15
Shares/units granted(1)	216,982	62.36
Shares/units vested(2)	(284,483)	61.55
Non-vested balance at December 31, 2022	530,928	$50.61

(1)	Additional shares and units may be granted based upon the satisfaction of certain performance criteria.
(2)	Plan participants tendered 107,166 common shares to satisfy income tax withholding obligations. These shares were subsequently retired by the Company. Additionally, the Company issued 9,527 shares to employees that vested immediately and canceled 3,543 vested shares to settle payroll taxes.

The share-based compensation expense for the years ended December 31, 2022, 2021 and 2020 included in administrative expenses on the Consolidated Statements of Operations was $12.5 million, $9.4 million, and $9.9 million, respectively. Share based compensation expense includes charges for performance-based shares and units that are deemed probable to vest.

As of December 31, 2022, the total unrecognized compensation expense related to non-vested restricted share awards and units was approximately $10.2 million, which is expected to be recognized over the remaining weighted average vesting period of approximately 1.7 years.

Note 10—Other Equity Matters

Share Repurchase Program

The Company's Board of Directors authorized repurchases of shares up to a specified dollar amount as part of its repurchase program. Purchases under the repurchase program may be made in the open market or privately negotiated transactions, and may include transactions pursuant to a repurchase plan administered in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. Purchases may be made from time to time at the Company's discretion and the timing and amount of any share repurchases will be determined based on share price, market conditions, legal requirements, and other factors. The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the Company may suspend or discontinue the repurchase program at any time.

During the year ended December 31, 2022, the Company repurchased a total of 9,065,286 common shares at an average price per-share of $61.22 for a total of $555.2 million. As of December 31, 2022, $355.6 million remains available under the Share Repurchase Program.

F-24

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Preferred Shares

The following table summarizes the Company's preferred share issuances (each, a "Series"):

Preferred Share Offering	Issuance	Liquidation Preference (in thousands)	# of Shares(1)	Underwriting Discounts (in thousands)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000	$2,717
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000	$4,528
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000	$5,513
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000	$4,725
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000	$5,513
		$730,000	29,200,000	$22,996

(1)	Represents number of shares authorized, issued, and outstanding.

As a result of these offerings, the Company received $707.0 million in aggregate net proceeds which were used for general corporate purposes, including the purchase of containers, the repurchase of outstanding common shares, the payment of dividends, and the repayment or repurchase of outstanding indebtedness.

Each Series of preferred shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem each Series upon the occurrence of the preceding events, holders of preferred shares may have the right to convert their preferred shares into common shares. Specifically for Series E only, the Company may redeem the Series E Preference Shares if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the Series E Preference Shares when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series E Preference Shares would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series E Preference Shares when originally issued.

Holders of preferred shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on shares of each Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

F-25

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company paid the following quarterly dividends during the years ended December 31, 2022, 2021, and 2020 on its issued and outstanding Series (in millions except for the per-share amounts):

	Year ended December 31,
	2022		2021		2020
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$2.12	$7.2	$2.12	$7.2	$2.12	$7.2
B	$2.00	$11.6	$2.00	$11.6	$2.00	$11.6
C(1)	$1.84	$12.8	$1.84	$12.8	$1.84	$12.8
D(1)	$1.72	$10.4	$1.72	$10.4	$1.53	$9.3
E(1)	$1.44	$10.1	$0.47	$3.3	$—	$—
Total		$52.1		$45.3		$40.9

(1)	Per share payments rounded to the nearest whole cent.

As of December 31, 2022, the Company had cumulative unpaid preferred dividends of $2.2 million.

Accumulated Other Comprehensive Income

The following table summarizes the components of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Cash Flow Hedges	Foreign Currency Translation	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2020	$(27,096)	$(4,537)	$(31,633)
Change in derivative instruments designated as cash flow hedges(1)	(123,357)	—	(123,357)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges(1)	21,927	—	21,927
Foreign currency translation adjustment	—	28	28
Balance at December 31, 2020	$(128,526)	$(4,509)	$(133,035)
Change in derivative instruments designated as cash flow hedges(1)	55,599	—	55,599
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges(1)	28,722	—	28,722
Foreign currency translation adjustment	—	(105)	(105)
Balance at December 31, 2021	$(44,205)	$(4,614)	$(48,819)
Change in derivative instruments designated as cash flow hedges(1)	157,647	—	157,647
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges(1)	1,168	—	1,168
Foreign currency translation adjustment	—	(727)	(727)
Balance at December 31, 2022	$114,610	$(5,341)	$109,269

(1)	Refer to Note 7 - "Derivative Instruments" for reclassification impact on the Consolidated Statements of Operations.

Note 11—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reporting segments:

•      Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet.

•      Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

F-26

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

These operating segments were determined based on the chief operating decision maker's review and resource allocation of the products and services offered.

The following tables summarizes our segment information and the consolidated totals reported (in thousands):

As of and for the Year Ended December 31, 2022	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,665,880	$13,806	$1,679,686
Trading margin	—	16,004	16,004
Net gain on sale of leasing equipment	115,665	—	115,665
Depreciation and amortization expense	634,090	747	634,837
Interest and debt expense	224,470	1,621	226,091
Segment income (loss) before income taxes(1)	794,280	25,039	819,319
Equipment held for sale	97,463	41,043	138,506
Goodwill	220,864	15,801	236,665
Total assets	12,010,654	98,604	12,109,258
Purchases of leasing equipment and investments in finance leases(2)	$943,062	$—	$943,062

As of and for the Year Ended December 31, 2021	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,519,434	$14,446	$1,533,880
Trading margin	—	34,099	34,099
Net gain on sale of leasing equipment	107,060	—	107,060
Depreciation and amortization expense	625,519	721	626,240
Interest and debt expense	220,292	1,732	222,024
Segment income (loss) before income taxes(1)	673,477	40,973	714,450
Equipment held for sale	16,936	31,810	48,746
Goodwill	220,864	15,801	236,665
Total assets	12,543,270	100,568	12,643,838
Purchases of leasing equipment and investments in finance leases(2)	$3,434,394	$—	$3,434,394

As of and for the Year Ended December 31, 2020	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,300,346	$7,561	$1,307,907
Trading margin	—	14,799	14,799
Net gain on sale of leasing equipment	37,773	—	37,773
Depreciation and amortization expense	541,406	722	542,128
Interest and debt expense	251,145	1,834	252,979
Segment income (loss) before income taxes(1)	375,957	17,082	393,039
Equipment held for sale	43,275	24,036	67,311
Goodwill	220,864	15,801	236,665
Total assets	9,612,251	100,282	9,712,533
Purchases of leasing equipment and investments in finance leases(2)	$744,129	$—	$744,129

(1)	Segment income before income taxes excludes unrealized gains or losses on derivative instruments and debt termination expense. The Company recorded debt termination expense of $1.9 million, $133.9 million, and $24.7 million for the years ended December 31, 2022, 2021, and 2020, respectively and an unrealized gain of $0.3 million, nil, and an unrealized loss of $0.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.
(2)	Represents cash disbursements for purchases of leasing equipment and investments in finance lease as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

F-27

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues for the years ended December 31, 2022, 2021, and 2020 based on customers' primary domicile (in thousands):

	Year Ended December 31,
	2022	2021	2020
Total leasing revenues:
Asia	$602,985	$556,837	$471,820
Europe	876,691	807,735	685,906
Americas	142,822	118,430	105,643
Bermuda	3,135	2,424	1,820
Other International	54,053	48,454	42,718
Total	$1,679,686	$1,533,880	$1,307,907

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues for the years ended December 31, 2022, 2021 and 2020 based on the location of the sale (in thousands):

	Year Ended December 31,
	2022	2021	2020
Total equipment trading revenues:
Asia	$71,739	$64,588	$22,748
Europe	27,620	22,167	22,031
Americas	43,120	47,644	30,681
Bermuda	—	—	—
Other International	5,395	8,570	10,320
Total	$147,874	$142,969	$85,780

Note 12—Income Taxes

The Company is a Bermuda exempted company. Bermuda does not impose a corporate income tax. The Company is subject to taxation in certain foreign jurisdictions on a portion of its income attributable to such jurisdictions. The two main subsidiaries of Triton are TCIL and TAL. TCIL is a Bermuda exempted company and therefore no income tax is imposed. However, a portion of TCIL's income is subject to taxation in the U.S. TAL is a U.S. company and therefore is subject to taxation in the U.S.

F-28

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the income tax expense (benefit) for the periods indicated (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Current taxes:
Bermuda	$—	$—	$—
U.S.	46,380	6,528	2,518
Foreign	952	230	60
	$47,332	$6,758	$2,578
Deferred taxes:
Bermuda	$—	$—	$—
U.S.	23,522	43,604	35,628
Foreign	(47)	(5)	34
	23,475	43,599	35,662
Total income tax expense (benefit)	$70,807	$50,357	$38,240

The following table sets forth the components of income (loss) before income taxes (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Bermuda sources	$532,391	$346,023	$200,453
U.S. sources	284,468	233,518	166,031
Foreign sources	870	1,056	1,535
Income (loss) before income taxes	$817,729	$580,597	$368,019

The following table sets forth the difference between the Bermuda statutory income tax rate and the effective tax rate on the Consolidated Statements of Operations for the periods indicated below:

	December 31, 2022	December 31, 2021	December 31, 2020
Bermuda tax rate	—%	—%	—%
Change in enacted tax act	0.66%	—%	0.65%
U.S. income taxed at other than the statutory rate	7.58%	8.75%	9.80%
Effect of uncertain tax positions	(0.06)%	(0.09)%	(0.12)%
Foreign income taxed at other than the statutory rate	0.16%	0.11%	0.14%
Effect of permanent differences	0.10%	0.21%	0.19%
Other discrete items	0.22%	(0.31)%	(0.27)%
Effective income tax rate	8.66%	8.67%	10.39%

F-29

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the components of deferred income tax assets and liabilities (in thousands):

	December 31, 2022	December 31, 2021
Deferred income tax assets:
Net operating loss and interest expense limitation carryforwards	$3,669	$1,237
Allowance for losses	—	13
Derivative instruments	—	4,810
Deferred income	2,444	366
Accrued liabilities and other payables	3,076	5,138
Total gross deferred tax assets	9,189	11,564
Less: Valuation allowance	(200)	(200)
Net deferred tax assets	$8,989	$11,364
Deferred income tax liabilities:
Accelerated depreciation	$337,375	$333,610
Goodwill and other intangible amortization	3,974	3,879
Derivative instruments	5,383	121
Deferred income	302	2,613
Deferred partnership income (loss)	73,583	47,150
Total gross deferred tax liability	420,617	387,373
Net deferred income tax liability	$411,628	$376,009

At December 31, 2022, the Company had U.S. state net operating loss carryforwards of $13.5 million that expire at various times beginning in 2024 and net interest expense limitation carryforwards of $13.5 million that have an indefinite carryforward period. The Company maintained a valuation allowance of $0.2 million at December 31, 2022 related to U.S. state net operating losses, as it is more likely than not that the Company will be unable to utilize these losses. There has been no change in the Company's valuation allowance from December 31, 2021.

In assessing the potential future realization of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, the Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2022.

Certain income taxes on unremitted earnings have not been reflected on the consolidated financial statements because such earnings are intended to be permanently reinvested in those jurisdictions. Such earnings and related income taxes are estimated to be approximately $236.6 million and $70.7 million, respectively, at December 31, 2022.

The following table sets forth the unrecognized tax benefit amounts (in thousands):

	December 31, 2022	December 31, 2021
Beginning balance at January 1	$327	$650
Lapse of statute of limitations	(327)	(337)
Foreign exchange adjustment	—	14
Ending balance at December 31	$—	$327

The Company files income tax returns in several jurisdictions including the U.S. and certain U.S. states. The tax years 2019 through 2022 remain subject to examination by major tax jurisdictions.

F-30

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company accrues interest and penalties related to income taxes in the provision for income taxes. The following table summarizes interest and penalty expense (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Interest expense (benefit)	$(86)	$(78)	$(51)
Penalty expense (benefit)	$(98)	$(97)	$(93)

The following table summarizes the components of income taxes payable included in Accounts payable and other accrued expenses on the Consolidated Balance Sheets (in thousands):

	December 31, 2022	December 31, 2021
Corporate income taxes payable	$—	$108
Unrecognized tax benefits	—	327
Interest accrued	—	86
Penalties	—	98
Income taxes payable	$—	$619

Note 13—Other Postemployment Benefits

The Company's U.S. employees participate in a defined contribution plan. Under the provisions of the plan, an employee is fully vested with respect to Company contributions after four years of service. The Company matches employee contributions of 100% up to a maximum of $6,000 of qualified compensation and may, at its discretion, make voluntary contributions. The Company's contributions were $0.8 million for the year ended December 31, 2022, and $0.7 million for the years ended December 31, 2021, and 2020, respectively.

Note 14—Commitments and Contingencies

Container Equipment Purchase Commitments

As of December 31, 2022, the Company had commitments to purchase equipment in the amount of $29.1 million to be paid in 2023.

Lease Commitment

In September 2022, the Company entered into an amended lease agreement for New Premises and therefore, has a commitment to pay base rent of approximately $15 million over the lease term of 12 years. The lease is expected to commence in mid-2023 when renovations are completed.

Contingencies

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liabilities arising from these matters to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 15—Related Party Transactions

The Company holds a 50% interest in TriStar Container Services (Asia) Private Limited ("TriStar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in TriStar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with TriStar of $2.0 million for both years ended December 31, 2022 and 2021. The Company has a direct finance lease balance with TriStar of $7.4 million and $8.9 million as of the years ended December 31, 2022 and December 31, 2021.

F-31

TRITON INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Subsequent Events

On February 8, 2023, the Company's Board of Directors approved and declared a quarterly cash dividend of $0.70 per share on its issued and outstanding common shares, payable on March 24, 2023 to shareholders of record at the close of business on March 10, 2023.

On February 8, 2023, the Company's Board of Directors also approved and declared a cash dividend on its issued and outstanding preferred shares, payable on March 15, 2023 to holders of record as the close of business on March 8, 2023 as follows:

Preferred Share Offering	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750

F-32

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Balance Sheets

(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS:
Cash and cash equivalents	$8	$13
Investment in subsidiaries	3,212,600	3,071,654
Other assets	37	35
Total assets	$3,212,645	$3,071,702

LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable and other accrued expenses	$7,126	$5,936
Payables with affiliates, net	1,156	1,054
Total liabilities	8,282	6,990
Shareholders' equity
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 270,000,000 shares authorized, 81,383,024 and 81,295,366 shares issued, respectively	814	813
Undesignated shares, $0.01 par value, 800,000 shares authorized, no shares issued and outstanding	—	—
Treasury shares, at cost, 24,494,785 and 15,429,499 shares, respectively	(1,077,559)	(522,360)
Additional paid-in capital	909,911	904,224
Accumulated earnings	2,531,928	2,000,854
Accumulated other comprehensive income	109,269	(48,819)
Total shareholders' equity	3,204,363	3,064,712
Total liabilities and shareholders' equity	$3,212,645	$3,071,702

S-1

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Statements of Operations

(In thousands)

	Year Ended December 31,
	2022	2021	2020
Revenues:
Revenues	$—	$—	$—
Total revenues	—	—	—

Operating expenses:
Administrative expenses	9,986	8,061	7,298
Operating income (loss)	(9,986)	(8,061)	(7,298)
Other income (expenses):
Interest and debt expense	—	—	—
Net income from subsidiaries	756,908	538,301	337,077
Total other income (expenses)	756,908	538,301	337,077
Income (loss) before income taxes	746,922	530,240	329,779
Income tax expense (benefit)	—	—	—
Net income (loss)	$746,922	$530,240	$329,779

S-2

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$746,922	$530,240	$329,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net (income) loss from subsidiaries	(756,908)	(538,301)	(337,077)
Dividends received from subsidiaries	778,388	293,866	352,903
Share-based compensation expense	1,348	1,268	1,177
Changes in operating assets and liabilities:
Other	(1,374)	(1,236)	(589)
Net cash provided by (used in) operating activities	768,376	285,837	346,193
Cash flows from investing activities:
Investment in subsidiary	—	(169,488)	(145,157)
Net cash provided by (used in) investing activities	—	(169,488)	(145,157)
Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	—	169,488	145,275
Purchases of treasury shares	(554,095)	(82,528)	(158,312)
Dividends paid on preferred shares	(52,112)	(45,321)	(40,933)
Dividends paid on common shares	(162,174)	(157,312)	(146,476)
Other	—	(664)	(590)
Net cash provided by (used in) financing activities	(768,381)	(116,337)	(201,036)
Net increase (decrease) in cash and cash equivalents	$(5)	$12	$—
Cash, cash equivalents and restricted cash, beginning of period	13	1	1
Cash, cash equivalents and restricted cash, end of period	$8	$13	$1

S-3

SCHEDULE II

TRITON INTERNATIONAL LIMITED

Valuation and Qualifying Accounts

(In thousands)

	For the year ended December 31,
	2022	2021	2020
Accounts Receivable-Allowance for doubtful accounts:
Beginning Balance	$1,178	$2,192	$1,276
Additions / (Reversals)	910	(910)	1,082
Write-offs	(13)	(104)	(166)
Ending Balance	$2,075	$1,178	$2,192

S-4